Exhibit 99.1

Marti Announces 2025 First Half Results

70% Revenue Increase and Narrowing Losses

Marti Continues Monetization of Ride-Hailing Business, Increases Service

Availability Across Türkiye, and Invests for Rapid Growth

Istanbul, Türkiye – September 22, 2025 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the six-month period ended June 30, 2025.

Financial and Operational Highlights for the First Half of 2025

●	Ride-Hailing Growth Surpasses Targets: Rapid growth of ride-hailing service, with 2.28M unique ride-hailing riders (up 107% YoY) and 327 thousand registered ride-hailing drivers (an increase of 92% YoY) as of period-end, exceeding operational targets throughout the period.

●	Improved Financial Performance Driven by Monetization of Ride-Hailing: Revenue of $14.3M (up 70% YoY), net loss of $19.3M (narrowed by 12% YoY), and Adjusted EBITDA of $(6.0)M (narrowed by 47% YoY); on track to achieve 2025 guidance of $34.0M in revenue and $(17.0)M in Adjusted EBITDA, primarily as a result of monetizing ride-hailing service beginning in October 2024.

●	Strengthening Market Leadership with Focused 2025–2026 Investment Plan: Marti launched ride-hailing services in six new cities—expanding the population served by its services by 1.5x—and is rapidly growing its ride-hailing team. The ride-hailing team grew from approximately 120 employees at the beginning of 2025 to around 180 in 1H’25. Following two years of strategic investment, 2025 will be the first full year of ride-hailing monetization.

“Over the first half of 2025, we have continued to build strong momentum in our ride-hailing business, expanding our footprint and accelerating monetization,” said Oguz Alper Oktem, Founder and CEO.

“As the only ride-hailing operator at scale in Türkiye, we serve 2.76 million unique riders with 382 thousand registered drivers as of September 20, 2025, exceeding our September 30, 2025 targets and reinforcing our market leadership.”

“Our 2025 ride-hailing monetization strategy is on track to meet 2025 guidance. Through our new investments, we aim to enhance service quality and improve user experience across all markets. We are executing on our previously announced 2025–2026 investment plan, which includes launching ride-hailing operations in six additional cities, expanding our addressable market by 1.5x, and rapidly growing our ride-hailing team.”

“We believe 2025 will be a pivotal year of scale and financial performance, with strong revenue growth and a meaningful improvement in Adjusted EBITDA, as we move swiftly to capture the growing opportunity for ride-hailing throughout Türkiye.”

“Additionally, during the first half of 2025 we continued to focus on profitability enhancing measures in our two-wheeled electric vehicle service, successfully deploying efficiency initiatives and further supporting the service with a promotional discount campaign to attract new riders and reactivate churned riders. Our two-wheeled electric vehicle campaign also helped attract more riders to our app, accelerating the growth of our ride-hailing service.”

“We continue to take advantage of strong marketing and operational synergies across our tech-enabled mobility platform and we believe the progress made in both services positions us well for continued growth in the second half of 2025.”

Financial Highlights for the First Half of 2025

Revenue

●	$14.3M in revenue in 1H’25, 70.4% higher compared to 1H’24, driven by the monetization of our ride-hailing service, which began in October 2024.

●	We are on track to achieve our FY’25 revenue guidance of $34.0M.

Adjusted EBITDA

●	$(6.0)M Adjusted EBITDA in 1H’25, a 47.4% improvement compared to 1H’24, driven primarily by the monetization of our ride-hailing service.

●	We are on track to achieve our FY’25 Adjusted EBITDA guidance of $(17.0)M.

Consolidated Financial and Operational Highlights in the First Half of 2025

	1H 2024	1H 2025	∆
Total Rides (in millions)	13.65	19.23	40.9%
Total Unique Riders (in millions)	1.39	1.69	21.3%
Rides per Unique Rider	9.8	11.4	16.2%

Unique Ride-hailing Riders (in thousands)	1,101	2,280	107.2%
Registered Ride-hailing Drivers (in thousands)	171	327	91.9%

Average Daily Two-wheeled Electric Vehicles Deployed	34,566	24,840	(28.1)%
Revenue (USD, thousands)	8,409	14,326	70.4%
Cost of Revenues (USD, thousands)	(9,886)	(7,368)	(25.5)%
% of Revenue	118%	51%
G&A(1) (USD, thousands)	(9,053)	(12,184)	34.6%
% of Revenue	108%	85%
Net Loss(2) (USD, thousands)	(21,869)	(19,279)	(11.8)%
Adj. EBITDA(3) (USD, thousands)	(11,328)	(5,955)	(47.4)%
Adj. EBITDA Margin(4)	(135)%	(42)%

(1)	In the absence of share-based compensation expense, 1H’25 general & administrative expenses were $7.5M.
(2)	In the absence of share-based compensation expense, 1H’25 net loss was $14.5M.
(3)	See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.
(4)	See definition and reconciliation of Adjusted EBITDA margin elsewhere in this press release.

Operational Highlights

●	Total rides including ride-hailing and two-wheeled electric vehicle services reached 19.23M in 1H’25, an increase of 5.59M, or 40.9%, compared to 13.65M in 1H’24.

●	Total unique riders including ride-hailing and two-wheeled electric vehicle services reached 1.69M in 1H’25, an increase of 0.30M, or 21.3%, compared to 1.39M in 1H’24, due to increasing number of ride-hailing riders.

●	Rides per unique rider reached 11.4 in 1H’25, an increase of 1.6, or 16.2%, compared to 9.8 in 1H’24, due to increased availability and rider awareness of service offerings across cities driving higher utilization.

●	In light of the strong growth of our ride-hailing business in our initial operating cities of Istanbul, Ankara, Izmir, and Antalya, we launched our ride-hailing business in six additional cities in 1H’25: Bursa, Konya, Adana, Kocaeli, Mersin, and Kayseri. These additional city launches expand the population served by our ride-hailing service from 28.8M to 42.2M people, representing an increase of 1.5x.

●	To fully support our ride-hailing operations at scale, we have restructured our organization and established several new departments to strengthen our technological, commercial, and operational capabilities. These include AI engineering, growth, business intelligence, competitive intelligence, brand marketing, and regional offices. At the beginning of 2025 our ride-hailing team was approximately 120 employees, growing to around 180 by the end of the first half, with an expected 260 by 2025 year-end.

●	We redesigned our app to feature ride-hailing more prominently. We also streamlined onboarding, improved search and navigation, and optimized the booking flow to reduce friction. Following these changes, our ride request to ride conversion rate increased by 2%. Our average App Store rating improved to 4.9 out of 5.0 since the launch. Weekly and monthly active users increased by 16% and 12%, respectively.

●	Unique ride-hailing riders grew to 2.28M in 1H’25, exceeding our target of 2.15M by 6.1%. This represents an increase of 1.18M riders, or 107.2%, compared to 1.10M in 1H’24. We outperformed our quarterly rider targets throughout 1H’25.

●	Registered ride-hailing drivers grew to 327 thousand in 1H’25, exceeding our target of 310 thousand by 5.6%. This represents an increase of 157 thousand drivers, or 91.9%, compared to 171 thousand in 1H’24. We outperformed our quarterly registered driver targets throughout 1H’25. Of our 327 thousand registered drivers, 249 thousand are in Türkiye’s largest city, Istanbul. This compares with approximately 20 thousand taxis serving the city.

●	Currently, there are approximately 800 thousand daily taxi trips in Istanbul. Based on the New York City benchmark, we expect 63% growth in the number of daily trips after the introduction of ride-hailing. This would equate to 2.9M daily ride-hailing trips in Türkiye, as Istanbul represents 45% of Türkiye’s total taxi market share. With Marti’s average gross booking value per trip of $9.2 and global operators’ benchmark take rate of 30%, we believe the total market of ride-hailing business offers up to $3B in annual revenue potential.

●	Average daily two-wheeled electric vehicles deployed decreased from 34.6 thousand in 1H’24 to 24.8 thousand in 1H’25, or 28.1%, due to gradual decommissioning of fleet first introduced on the field in 2021.

Financial Highlights

●	$7.4M cost of revenues in 1H’25, 25.5% lower compared to $9.9M in 1H’24. Cost of revenues reduction was driven primarily by increasing field team attention and resources to a higher margin ride-hailing service and continued focus on profitability enhancing measures in our two-wheeled electric vehicle service. As our focus on ride-hailing increases, we believe we will see further reductions in cost of revenues as a percentage of revenue.

●	$12.2M general and administrative expenses in 1H’25, 34.6% higher compared to $9.1M in 1H’24, driven by increasing share-based compensation expense of $4.7M. In the absence of share-based compensation expense, 1H’25 general & administrative expenses were $7.5M.

Financing

●	In April 2025, we entered into a Convertible Notes subscription agreement for up to an aggregate principal amount of $23.0M of Convertible Notes with a maturity date of April 2029. These Convertible Notes fully fund our growth plans over the next year.

Share Repurchase Program

●	Marti’s share repurchase program, which was adopted in January 2024, enables us to purchase up to $2.5M of our ordinary shares through October 2025.

December 31, 2025 Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its December 31, 2025 unique ride-hailing rider and registered driver targets, as summarized below:

December 31, 2025 Targets(1)
Unique Ride-hailing Riders	3.3 million
Registered Ride-hailing Drivers	450 thousand

(1)	The targeted numbers of unique riders and registered drivers by December 31, 2025 in the ride-hailing service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the SEC, that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2025 Guidance

Marti is reaffirming its full year 2025 guidance, as summarized below:

	2025 Guidance(1)
Net Revenue	$34.0	M
Adjusted EBITDA	$(17.0	)M

(1)	The Company’s 2025 guidance assumes continued growth of our ride-hailing service and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

The full year 2025 guidance provided herein and the targeted numbers of unique ride-hailing riders and registered ride-hailing drivers by year-end in the ride-hailing service are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The 2025 guidance and targets provided are subject to significant risks and uncertainties, including the risk factors discussed in the Company’s reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance or the targets.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for 1H’25. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	September 22, 2025
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	877-485-3103 / +1 201-689-8890
Webcast & Replay & Archieve Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=Jl55ehEG

Non-GAAP Financial Measures

Certain financial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information for management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This financial information and data contained herein also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth, including the numbers of unique riders and registered drivers, of the ride-hailing business, the full year 2025 guidance, and the expected future performance, operational efficiencies and market opportunities of Marti and its two-wheeled electric vehicle service and ride-hailing service, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) volatility in the price of the Company’s securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which the Company currently or plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting the Company’s business, (ii) the Company’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) the Company’s ability to build its brand and consumers’ recognition, acceptance and adoption of its brand, (v) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (vi) technological changes and risks associated with doing business in an emerging market, (vii) risks relating to dependence on and use of certain intellectual property and technology, (viii) uncertain global, regional, and domestic economic conditions, and (ix) other important factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2025 guidance and ride-hailing targets, which speaks only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

investor.relations@marti.tech

Condensed Consolidated Balance Sheets

(in thousands $)	December 31, 2024	June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	5,149	4,208
Accounts receivable, net	204	758
Inventories	2,030	2,087
Other current assets	4,035	3,879
Total current assets	11,418	10,932

Non-current assets:
Property, plant and equipment, net	5,493	4,130
Operating lease right of use assets	837	657
Intangible assets	590	440
Other non-current assets	2,041	1,057
Total non-current assets	8,961	6,283
Total assets	20,379	17,216

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net(1)	4,556	4,124
Accounts payable	1,651	1,931
Operating lease liabilities	484	394
Deferred revenue	1,845	2,000
Accrued expenses and other current liabilities	2,787	2,708
Total current liabilities	11,322	11,157

Non-current liabilities:
Long-term financial liabilities, net(1)	70,119	78,865
Operating lease liabilities, net of current portion	88	39
Other non-current liabilities	290	317
Total non-current liabilities	70,497	79,221

Total liabilities	81,820	90,378
Stockholders’ equity
Common stock	6	8
Treasury shares	--	(195)
Share premium	85,598	93,349
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(139,487)	(158,766)

Total stockholders’ equity	(61,441)	(73,163)
Total liabilities and stockholders’ equity	20,379	17,216

(1)	$3.2M of short-term financial liabilities, net and $76.1M of long-term financial liabilities, net consist of convertible notes with a $1.65 exercise price.

Condensed Consolidated Income Statements

(in thousands $)	January 1 - June 30, 2024	January 1 - June 30, 2025

Revenue	8,409	14,326
Operating expenses:
Cost of revenue	(9,886)	(7,368)
General and administrative expenses(1)	(9,053)	(12,184)
Selling and marketing expenses	(6,462)	(3,067)
Research and development expenses	(611)	(1,111)
Other expenses	(1,599)	(3,339)
Other income	984	205
Total operating expenses	(26,627)	(26,865)
Loss from operations	(18,219)	(12,538)

Financial expense	(4,209)	(6,973)
Financial income	559	233
Loss before income tax expense	(21,869)	(19,279)

Income tax expense	--	--
Net loss(2)	(21,869)	(19,279)

Net loss attributable to stockholders	(21,869)	(19,279)
Other comprehensive loss	--	--
Total comprehensive loss	(21,869)	(19,279)

(1)	1H 2025 general and administrative expenses include share-based compensation expense of $4.7M. In the absence of share-based compensation expense, 1H 2025 general & administrative expenses were $7.5M.
(2)	1H 2025 net loss includes share-based compensation expense of $4.7M. In the absence of share-based compensation expense, 1H 2025 net loss was $14.5M.

Condensed Consolidated Statements of Cash Flows

(in thousands $)	January 1 – June 30, 2024	January 1 – June 30, 2025
OPERATING ACTIVITIES
Loss before tax	(21,869)	(19,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,359	1,796
Loss on disposal of assets	15	--
Share-based compensation, net of forfeitures	2,483	4,730
Interest expense, net	3,633	5,795
Foreign exchange loss/(gain), net	(120)	945
Other non-cash	727	417

Changes in operating assets and liabilities:
Accounts receivable	(109)	(554)
Inventories	231	(30)
Other current assets	570	788
Accounts payable	(741)	280
Deferred revenue	67	155
Accrued expenses and other current liabilities	269	(52)
A. Net cash used in operating activities	(10,484)	(5,009)

INVESTING ACTIVITIES
Purchase of treasury shares	--	(195)
Purchase of property and equipment	(90)	(282)
Purchase of intangible assets	(642)	--
B. Net cash used in investing activities	(732)	(478)

FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	7,500	8,376
Repayment of convertible notes	(930)	--
Repayment of term loans	(2,639)	(833)
Interest paid	(3,084)	(3,164)
Proceeds from exercise of employee share options	--	168
Payments on warrants	(90)	--
C. Net cash generated from financing activities	757	4,547
D. Decrease in cash and cash equivalents (A+B+C)	(10,459)	(941)
E. Cash and cash equivalents at beginning of the period	19,424	5,149
Cash and cash equivalents at ending of the period (D+E)	8,965	4,208

Non-GAAP Reconciliations

Consolidated Adjusted EBITDA

(in thousands $)	1H 2024	1H 2025
Net loss	(21,869)	(19,279)
Depreciation and amortization	4,359	1,796
Financial income	(559)	(233)
Financial expense	4,209	6,973
Customs tax provision expense	33	--
Lawsuit provision expense	16	57
Share-based compensation expense	2,483	4,730
Adjusted EBITDA	(11,328)	(5,955)
Adjusted EBITDA margin	(134.7)%	(41.6)%